

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 10, 2012

Via U.S. Mail
Mr. Vincent Simonelli
Chief Executive Officer
Dream Homes Limited
314 Route 9
Forked River, NJ 08731

> **Re:** **Dream Homes Limited**
> **Pre-effective Amendments 6 and 7 to Registration Statement on Form S-1**
> **Filed May 7 and 9, 2012**
> **File No. 333-176258**

Dear Mr. Simonelli:

We reviewed the filings and have the comments below.

Risk Factors, page 8

1. Please include the default status of your various debt instruments in the risk factors.

Description of Business, page 20

2. Refer to comment 4 in our May 3, 2012 letter. We await receipt of copies of the third party source material for information included in the registration statement which is marked clearly to highlight the portion or section that contains this information and is cross referenced to the appropriate location in the registration statement.

Property Acquisitions, page 47

3. Please file the joint venture agreement with Great Bay as an exhibit.

Recent Sales of Unregistered Securities, page 55

4. Refer to comment 6 in our May 3, 2012 letter. As requested previously, specify the number of accredited investors who purchased shares as of April 30, 2008. Further, the revised disclosure relating to the issuance of an aggregate of 825,000 shares as of September 30,

2010 is inconsistent with the revised disclosure relating to the issuance of 238,290 shares and 586,700 shares as of September 30, 2012 which is an aggregate of 824,990 shares. Please reconcile the disclosures. Additionally, we assume the reference to Rule 4(2) rather than to Section 4(2) of the Securities Act is inadvertent. Please revise.

Exhibit Index

5. We note the reference in exhibit 10.6 to the amendment to the agreement dated March 26, 2009. Revise the exhibit index to indicate that exhibit 10.3 includes the amendment to the agreement dated March 26, 2009.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions Tracey L. McKoy at (202) 551-3772 or Alfred P. Pavot, Jr. at (202) 551-3738 on the financial statements and related matters. You may direct any other questions to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Christopher H. Dieterich, Esq.
        Dieterich & Mazarei, LP
        11835 West Olympic Boulevard, Suite 1235E
        Los Angeles, CA 90064